UNITED STATES
SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
_________________

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 7)*
_________________

Liberty Oilfield Services Inc.
(Name of Issuer)

Class A Common Stock, $0.01 par value per share
(Title of Class of Securities)

53115L 104
(CUSIP Number)

Dianna Rosser Aprile
c/o Riverstone Holdings, LLC
712 Fifth Avenue, 19th Floor
New York, New York 10019
(212) 993-0076
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

(with a copy to)

Jeffrey S. Hochman
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019
(212) 728-8000

February 8, 2021
(Date of Event Which Requires Filing of Statement on Schedule 13D)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53115L104	Schedule 13D	Page 2 of 10 Pages

1.	Name of Reporting Person Riverstone/Carlyle Energy Partners IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) □
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 19,604,996*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 19,604,996*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,604,996*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) □
13.	Percent of Class Represented by Amount in Row (11) 10.9%**
14.	Type of Reporting Person (See Instructions) PN

* Represents 8,495,239 Common A Shares and 11,109,757 Common B Shares.
** Based on an aggregate of 158,990,673 Common A Shares and 20,550,282 Common B Shares outstanding as of February 4, 2021, as reported in the Issuer’s prospectus supplement filed on February 10, 2021.

CUSIP No. 53115L104	Schedule 13D	Page 3 of 10 Pages

1.	Name of Reporting Person R/C Energy IV Direct Partnership, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) □
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,908,895*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,908,895*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,908,895*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) □
13.	Percent of Class Represented by Amount in Row (11) 3.3%**
14.	Type of Reporting Person (See Instructions) PN

* Represents 5,908,895 Common A Shares.
** Based on an aggregate of 158,990,673 Common A Shares and 20,550,282 Common B Shares outstanding as of February 4, 2021, as reported in the Issuer’s prospectus supplement filed on February 10, 2021.

CUSIP No. 53115L104	Schedule 13D	Page 4 of 10 Pages

1.	Name of Reporting Person R/C IV Liberty Holdings, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) □
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 13,696,101*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 13,696,101*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,696,101*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) □
13.	Percent of Class Represented by Amount in Row (11) 7.6%**
14.	Type of Reporting Person (See Instructions) PN

* Represents 2,586,344 Common A Shares and 11,109,757 Common B Shares.
** Based on an aggregate of 158,990,673 Common A Shares and 20,550,282 Common B Shares outstanding as of February 4, 2021, as reported in the Issuer’s prospectus supplement filed on February 10, 2021.

CUSIP No. 53115L104	Schedule 13D	Page 5 of 10 Pages

1.	Name of Reporting Person R/C Energy GP IV, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) □
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 19,604,996*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 19,604,996*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,604,996*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) □
13.	Percent of Class Represented by Amount in Row (11) 10.9%**
14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

* Represents 8,495,239 Common A Shares and 11,109,757 Common B Shares.
** Based on an aggregate of 158,990,673 Common A Shares and 20,550,282 Common B Shares outstanding as of February 4, 2021, as reported in the Issuer’s prospectus supplement filed on February 10, 2021.

CUSIP No. 53115L104	Schedule 13D	Page 6 of 10 Pages
Explanatory Note

This Amendment No. 7 to Schedule 13D (this “Amendment No. 7”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on January 26, 2018, as amended by Amendment No. 1 to Schedule 13D/A, filed on September 14, 2018, as amended by Amendment No. 2 to Schedule 13D/A, filed on July 11, 2019, as amended by Amendment No. 3 to Schedule 13D/A, filed on July 23, 2019, as amended by Amendment No. 4 to Schedule 13D/A, filed on November 5, 2019, as amended by Amendment No. 5 to Schedule 13D/A, filed on September 3, 2020, and as amended by Amendment No. 6 to Schedule 13D/A, filed on October 9, 2020 (the “Current Schedule 13D”), relating to the Class A common stock, par value $0.01 per share (the “Common A Shares”), of Liberty Oilfield Services Inc. (the “Issuer”). The Common A Shares and Class B common stock, par value $0.01 per share, of the Issuer (the “Common B Shares” and, together with the Common A Shares, the “Common Shares”) are treated as a single class for purposes of this Schedule 13D because they vote together as a single class. Capitalized terms used herein without definition shall have the meaning set forth in the Current Schedule 13D.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Current Schedule 13D is hereby amended and supplemented as follows:

On February 8, 2021, R/C Direct and R/C Liberty entered into an underwriting agreement, dated as of February 8, 2021 (the “Underwriting Agreement”), by and among the Issuer, Liberty LLC, R/C Direct, R/C Liberty and Morgan Stanley & Co. LLC (the “Underwriter”) pursuant to which R/C Direct sold 2,622,158 Common A Shares and R/C Liberty sold 6,077,842 Common A Shares, at a price of $11.24 per share, to the Underwriter (the “Initial Sale”). In connection with the Initial Sale, 6,077,842 Units and the related Common B Shares held by R/C Liberty were redeemed by the Issuer for an equal amount of Common A Shares. On February 11, 2021, the Initial Sale closed. Pursuant to the Underwriting Agreement, R/C Liberty and R/C Direct also granted the Underwriter a 30-day option to purchase up to an additional 1,305,000 Common A Shares.

The foregoing description of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the Underwriting Agreement, which is filed as Exhibit 7.19 hereto and is incorporated herein by reference.

CUSIP No. 53115L104	Schedule 13D	Page 7 of 10 Pages

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Current Schedule 13D is hereby amended and restated in its entirety as follows:

(a)	and (b)

The below table sets forth the number of Common Shares directly and beneficially owned by each of the Reporting Persons.  The shares directly owned by R/C Direct and R/C Liberty are deemed to be beneficially owned by Riverstone/Carlyle, their general partner, and all of such shares are deemed to be beneficially owned by R/C GP, the general partner of Riverstone/Carlyle.  Accordingly, as indicated with respect to such shares listed as beneficially owned in the below table, the applicable Reporting Persons have shared voting power to vote and direct the vote of, and have shared power to dispose and direct the disposition of, such shares.  None of the Reporting Persons have the sole power to vote or direct the vote, or the sole power to dispose or direct the disposition of, the shares listed in the table below.  In addition, by virtue of the Stockholders Agreement and the other agreements among certain of the Reporting Persons as described in this Schedule 13D, the Reporting Persons may be deemed to constitute a “group” within the meaning of Section 13(d)(3) under the Securities Exchange Act of 1934, as amended, and Rule 13d-5(1) thereunder. Each Reporting Person expressly disclaims, to the extent permitted by applicable law, beneficial ownership of any Common Shares held by the other Reporting Persons.
Reporting Persons	Common A Shares Owned Directly	Common B Shares Owned Directly	Aggregate Number of Shares Beneficially Owned	Percentage of Class Beneficially Owned (1)
Riverstone/Carlyle	0	0	19,604,996(2)	10.9%
R/C Direct	5,908,895	0	5,908,895	3.3%
R/C Liberty	2,586,344	11,109,757	13,696,101	7.6%
R/C GP	0	0	19,604,996 (2)	10.9%

(1)	Based on an aggregate of 158,990,673 Common A Shares and 20,550,282 Common B Shares outstanding as of February 4, 2021, as reported in the Issuer’s prospectus supplement filed on February 10, 2021.
(2)	Represents 8,495,239 Common A Shares and 11,109,757 Common B Shares and includes Common Shares directly owned by R/C Direct and R/C Liberty.

CUSIP No. 53115L104	Schedule 13D	Page 8 of 10 Pages

By virtue of the various agreements and arrangements among the Reporting Persons described in this Schedule 13D and the members of the Voting Group (the members of the Voting Group other than any Reporting Persons, the “Non-Riverstone Members”), the Non-Riverstone Members may be deemed to be members of a “group” with the Reporting Persons. None of the Non-Riverstone Members are Reporting Persons on this Schedule 13D, and any obligations any of them may have under Section 13(d) of the Act would have to be satisfied on one or more separate filings. To the extent that any Non-Riverstone Members beneficially owns Equity Interests, the Reporting Persons may be deemed to beneficially own any such Equity Interests, but expressly disclaim, to the extent permitted by applicable law, beneficial ownership thereof.

(c)
None of the Reporting Persons has effected any transactions of the Common A Shares during the 60 days preceding the date of this report, except as described in Items 4 and 6 of this Schedule 13D, which information is incorporated herein by reference.

(d)	Not applicable.

(e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Current Schedule 13D is amended and supplemented as follows:

The information in Item 4 above is incorporated herein by reference.

In connection with the sales described in Item 4 above, on February 8, 2021, each of R/C Direct and R/C Liberty entered into a 30-day Lock-Up Agreement with the Underwriter.  Copies of each Lock-Up Agreement are attached as exhibits 7.20 and 7.21 hereto and are incorporated herein by reference.

In connection with the closing of the Issuer’s acquisition of the onshore hydraulic fracturing business in the United States and Canada of Schlumberger Technology Corporation and Schlumberger Canada Limited (“Schlumberger”), R/C Direct and R/C Liberty entered into an Amended and Restated Stockholders Agreement (the “Stockholders Agreement”) and an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”) with the Issuer and Schlumberger. Copies of the Stockholders Agreement and the Registration Rights Agreement are filed as exhibits 7.22 and 7.23 hereto and are incorporated herein by reference.

CUSIP No. 53115L104	Schedule 13D	Page 9 of 10 Pages

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Current Schedule 13D is amended and supplemented by adding the following exhibits:

7.19	Underwriting Agreement (incorporated by reference to Exhibit 1.1 to the Issuer’s Form 8-K, filed with the Securities and Exchange Commission on February 11, 2021).
7.20	Lock-Up Agreement of R/C Direct.
7.21	Lock-Up Agreement of R/C Liberty.
7.22	Stockholders Agreement (incorporated by reference to Exhibit 4.1 to the Issuer’s Form 8-K, filed with the Securities and Exchange Commission on January 4, 2021).
7.23	Registration Rights Agreement (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K, filed with the Securities and Exchange Commission on January 4, 2021).

CUSIP No. 53115L104	Schedule 13D	Page 10 of 10 Pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete, and correct.
Dated as of February 11, 2021

RIVERSTONE/CARLYLE ENERGY PARTNERS IV, L.P.

By: R/C Energy GP IV, LLC, its general partner

By: /s/ Peter Haskopoulos
Na me: Peter Haskopoulos
Title: Managing Director

R/C ENERGY IV DIRECT PARTNERSHIP, L.P.

By: Riverstone/Carlyle Energy Partners IV, L.P., its general partner

By: R/C Energy GP IV, LLC, its general partner

By: /s/ Peter Haskopoulos
Name: Peter Haskopoulos
Title: Managing Director

R/C IV LIBERTY HOLDINGS, L.P.

By: Riverstone/Carlyle Energy Partners IV, L.P., its general partner

By: R/C Energy GP IV, LLC, its general partner

By: /s/ Peter Haskopoulos
Name: Peter Haskopoulos
Title: Managing Director

R/C ENERGY GP IV, LLC

By: /s/ Peter Haskopoulos
Name: Peter Haskopoulos
Title: Managing Director